Subparagraph (b)(3) of Rule 424

File Number 333-168976
Offer Only to Holders of Existing Notes

Current Interest Rates for Renewable Unsecured Subordinated Notes

Offered by Consumer Portfolio Services, Inc.

 Interest Rates Effective July 15, 2011

This supplement describes the terms on which we are offering Notes to our existing noteholders only.  This offer will extend through August 15, 2011. We may, in our discretion, extend this offer or offer other terms in the future.

We are offering you the option to surrender any outstanding Notes to purchase new Notes with an increased interest rate.  The new Notes must have a term of one year or more to be eligible for this offer.  Your existing Notes may have any maturity and any principal amount.  The interest rate applicable to the new Note will be the greater of (i) the interest rate applicable to your existing Note, plus an increment that will depend on the term of the new Note, or (ii) the rate specified in the table below. The increment will be 0.25% for a new Note with a 1 year term, 0.50% for a new Note with a 2 year term,  0.75% for a new Note with a 3 year term,  1.00% for a new Note with a 4 year term, 1.25% for a new Note with a 5 year term, and 1.50% for a new Note with a 10 year term,    You may also purchase for cash any additional amount of Notes on those terms, but only if you do so during the term of this offer.  The minimum rates applicable to the new Notes are as follows:

PORTFOLIO AMOUNT (1)	$1,000 - $9,999		$10,000 - $24,999		$25,000 - $49,999		$50,000 - $74,999		$75,000 - $99,999		$100,000 or More
	Interest	Annual	Interest	Annual	Interest	Annual	Interest	Annual	Interest	Annual	Interest	Annual
NOTE TERM	Rate %	Yield %	Rate %	Yield %	Rate %	Yield %	Rate %	Yield %	Rate %	Yield %	Rate %	Yield %
1 Year (2)	9.85	10.35	11.85	12.58	12.20	12.97	12.55	13.37	12.90	13.77	13.15	14.05
2 Year (2)	11.10	11.74	13.30	14.22	13.65	14.62	14.00	15.02	14.35	15.43	14.60	15.72
3 Year (2)	11.65	12.35	14.05	15.08	14.40	15.49	14.75	15.89	15.10	16.30	15.35	16.59
4 Year (2)	11.80	12.52	11.80	12.52	12.15	12.92	12.50	13.31	12.85	13.71	13.10	13.99
5 Year (2)	12.00	12.75	12.00	12.75	12.35	13.14	12.70	13.54	13.05	13.94	13.30	14.22
10 Year (2)	12.20	12.97	12.20	12.97	12.55	13.37	12.90	13.77	13.25	14.17	13.50	14.45
1.
We determine the applicable portfolio amount at the time you purchase or renew a note by aggregating the principal amount of all notes issued by Consumer Portfolio Services, Inc. that are currently owned by you.

2.	The annual yield calculation assumes that accrued interest is paid annually. More frequent interest payments will reduce your annual yield.

We are offering these notes to investors in the United States of America, other than in the states of Alabama, Alaska, Arizona, Delaware, Kentucky, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Hampshire, New Jersey, North Dakota, Oregon, Rhode Island, Utah, Virginia, Washington, West Virginia and Wyoming.

The description in this prospectus supplement of the terms of these notes adds to the description of the general terms and provisions of the notes in the prospectus dated July 11, 2011. Investors should rely on the description of the notes in this supplement to the extent it is inconsistent with the description in the prospectus.

This is a supplement to the Prospectus dated July 15, 2011